Filed Pursuant to Rule 433

Registration Nos. 333-208544 and 333-208544-05

$1.38+bn Nissan Auto Receivables 2017-B Owner Trust *Priced*

Joint Leads: Societe Generale (structuring), Citi, HSBC, Lloyds

Co-Managers: Mizuho, Scotiabank, SMBC, TD

CL	$SIZE(MM)	WAL	EXP	LGL	M/F	BENCH	YIELD		PRICE	CPN
A-1	170.000	P-1/F1+	0.27	1-7	08/18	Yld	1.27%	1.270	1.27	100.00000
A-2A	350.000	Aaa/AAA	1.02	7-19	05/20	EDSF	9	1.569	1.56	99.99607
A-2B	189.000	Aaa/AAA	1.02	7-19	05/20	1ML	10			100.00000
A-3	389.000	Aaa/AAA	2.21	19-36	10/21	IS	13	1.759	1.75	99.99441
A-4	124.620	Aaa/AAA	3.32	36-44	10/23	IS	22	1.963	1.95	99.98391

Deal Summary

  -Transaction Size: $1,382,620,000

  -No Grow

  -Expected Pricing: Priced

  -Expected Settle: August 23, 2017

  -First Payment: September 15, 2017

  -Pricing Speed: 1.30% ABS to 5% Call

  -Rating Agencies: Moody’s and Fitch

  -SEC Registered

  -ERISA Eligible

  -Ticker: NAROT 2017-B

  -Bill & Deliver: Societe Generale

  -Min Denoms: $1K x $1K

Attachments

  -Preliminary Prospectus, FWP, CDI

  -Intexnet Dealname: socnarot17b

  -Intexnet Password: VYBK

  -DealRoadshow Name: NAROT17B

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